[Reference Translation]

June 26, 2017

To whom it may concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Keita Kon, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice concerning the Possible Uncollectibility of Receivables, etc. due to the Filing for the Commencement of Civil Rehabilitation Proceedings by Takata Corporation, etc.

On June 26, 2017 (Japan) or on June 25, 2017 (U.S.), Takata Corporation, etc. and TK Holdings Inc., (U.S.), etc. (collectively, “Takata”), which are the business partners of our company and our company’s consolidated subsidiaries (collectively, “Toyota”), respectively filed for the commencement of civil rehabilitation proceedings in Japan and for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code (collectively, “Proceedings”).

Toyota is currently conducting recalls for air-bags manufactured by Takata Group including Takata, (the “Other Party”), and receivables for indemnification claims and other amounts owed to Toyota by the Other Party have accrued in relation to these recalls, and such receivables are expected to continue to accrue in the future.

As a result of the Proceedings filed by Takata, Toyota’s indemnification claims and other amounts against the Other Party are at the risk of becoming uncollectible or being delayed. Thus, we inform you as follows:

With safety and comfort of our customers as our first priority, Toyota will make its best effort to continue to receive stable supplies of parts from the Other Party.

Note

1.	The Type and Amount of Claims Held against the Other Party

Receivables for indemnification claims and other amounts pertaining to the recall costs (already filed) JPY 570 billion

(Note 1):	The above receivables include not only the amount of receivables in connection to the recalls of Toyota manufactured vehicles which have already been conducted, but also include the amount of receivables that are expected to accrue in the future in case recalls of Toyota manufactured vehicles which have been filed are conducted. Therefore, the amount of claims indicated above may not correspond to the actual amount that we will hold against the Other Party.

(Note 2):	In addition to the receivables indicated above, if additional recalls are filed, additional receivables may accrue against the Other Party. In case there are matters to report in relation to such receivables, we will promptly disclose such report.

2.	Future Outlook

As the allowance for above recall costs (already filed) have already been recorded, the effect on the business results will be insignificant.

(End of Notice)

2